Announcement to the Market 4th Quarter 2025 Results Itaú Unibanco Holding S.A. (“Company”) announces to the shareholders and to the market that the Complete Financial Statements for the Year Ended December 31, 2025, and the Management Discussion and Analysis for the 4th Quarter of 2025 are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: • Press Presentation on the quarterly results, scheduled for Thursday, 02/05/2026 at 07:00 a.m. (EST) / 09:00 a.m. (Brasília time) (Attachment 01); • Presentation of the interactive meeting on the quarterly results, scheduled for Thursday, 02/05/2026 at 08:00 a.m. (EST) / 10:00 a.m. (Brasília time) (Attachment 02); • Institutional Presentation of the 4th quarter of 2025 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. This information reinforces our commitment to transparency in our disclosures to various strategic audiences. São Paulo ‐ SP, February 04, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

Announcement to the Market Attachment 01 (portuguese only)

Institutional Presentation

With 101 years of history, we are the largest bank in Latin America* Market Value¹ USD 93 bn Total Assets² BRL 3,096 bn Loan Portfolio² BRL 1,490.8 bn Recurring ROE³ 24.4% Efficiency Ratio in Brazil5 36.9% Employees in Brazil and overseas² 92.5 k We are the only Latin America bank making up the Dow Jones Sustainability Index since it was launched We are the most valuable brand4 in South America Recurring Managerial Result R$12.3 bn in 4Q25 95.2% Brazil| 4.8% Latin America³ USD 9.9 bn (1) Market value in January 30, 2026. Source: Bloomberg; (2) On December 31,2025; (3) In the 4nd quarter of 2025; (4) Brand Finance – Global 500 2026; (5) Last 12 months ending in December, 2025; Note: Loan Portfolio considers financial guarantees provided and private securities *In total assets on December 31, 2025 and market share on January 30,2026. We are obstinate to delight clients, through physical and digital services. We seek to transform ourselves whenever needed for sustainable growth We are a universal bank present in 18 countries with retail operations in Latin America 2

3

Our ability to adapt, innovate and change has enabled us to get where we are now

Click Here for more Info

1924 — Casa Moreira Salles (Unibanco) opens the banking division in 1924 and the opening of Banco Central de Crédito (Itaú) in 1943

1960 — First credit and debit cards

1970 — One of the four top data processing centers in Brazil is set up

Itautec — **1979 Itautec is created**

1980 — Banking automation begins. Technical Operations Center (CTO) is set up

1983 First ATM in Brazil

1990 — First Internet providers

2000 — First bank with no physical branches in Brazil, the Banco1.net

Mobile Banking in Brasil

New Brazilian Payment System is set up

2002 — itaú BBA — **Acquisition of BBA gives rise to the largest investment bank in Brazil**

2007 — First iPhone is launched

2008 — Itaú UNIBANCO — Merger of Banco Itaú and Unibanco creates Brazil's largest private bank

Itaú launches the first banking app

2012 — Itaú announces a BRL11.1B investment in technology, innovation and client service

2014 — Fintechs start to gain momentum

2019 — ZUP — Acquisition of ZUP speeds up digital transformation

2020 — Change in regulation (PIX and Open Finance)

Beyond banking is launched (iPhone pra Sempre)

- New product launched (Íon)
- New client solutions developed
- Checking account fees package optimization

íon Itaú

2022 — **Itaú Shop is launched**

Corporate development

- Ideal
- TOTVS

2023 — New Brand launching Made of Future

Latest initiatives in the corporate development

- Orbia
- Avenue

2024 — itaú 100 — **Itaú 100 years**

One Itaú Single login | 2 apps SuperApp + Íon

2025 — **Itaú Emps**

Launching of the New Ad Campaign **"Feito"**

ICTi (Itaú Science and Technology Institute)

4

The values mentioned above for individuals refer to monthly income and the values for corporate refer to annual revenue, except when indicated. Itaú BBA is dedicated to companies with annual revenues above R$50 million. Depending on the industry and the specific needs of each client, Itaú BBA’s segmentation may vary. We offer a complete ecosystem... Integrated systems enable the best and most complete experience allowing our customers full access to our solutions in a simple and tempestive manner. We work to offer a full digital operation delivering the best products and services for our clients with a very competitive cost to serve. 5 Up to BRL7k From BRL7k to BRL15 k Over BRL15k or more than BRL250k in total investments Personnalité Uniclass Itaú Branches Individuals Over BRL10 million in investments Private Bank Very Small and Small Companies Up to BRL50 million Middle Large Infrastructure and Energy Corporate Agribusiness

6 Acquiring (Laranjinha) Digital wallets, contactless payment and more than 50 brands. Loans 100% online through the app or at the branches. Mortgage Exclusive service and support throughout the process. And many more solutions for our customers! ... with the most complete portfolio of financial products and services Payments Payments and Receivables done fast and safe. A gente trabalha para o cliente Auto Loans Vehicle financing 100% online. Insurance Complete portfolio through own and third-party products (open platform), with physical or digital service. Pension Plans / Premium Bonds No loading fee Pension Plans / Premium Bonds prize draw twice a month, monthly, and annually. Asset Management Investment advisory and app connected to news, wallets, clients’ checking account and the support of the advisory team ((Ion). Investment Banking Specialized team dedicated to provide advisory in the capital markets. Derivatives We have the right solution for any scenario. Cash Management Complete cash management solution for institutional clientes. Currency Exchange Complete platform to support clients’ travel needs, international payments and cash management. Payroll Loans Payment in fixed monthly installments, deducted directly from the paycheck. Credit Cards We have a card for each client profile. Bank Account Access to several services and benefits for Itaú customers. Fund Administration Complete portfolio through own and third-party products (open platform).

We serve clients how, when and where they want to be served 2.5 k Branches In-Person 40.1 k ATMs In Brazil and in our Other Latin American¹ operations WhatsApp E-mail Telephone Chat Click to human Bankline Mobile banking 100% of the features in the App Our footprint is constantly optimized by our clients’ behavior and needs Digital Interactions² in 4Q25 Corporate Remote Our clients choose how they want to be served... Individuals 97% (1) Chile, Colombia, Paraguay and Uruguay (2) It considers total financing contracts, transfers and payments made in all channels, except for cash. 99% 7

• Our commitment: to serve our clients where, when and how they want to be served The client is the focus of everything we do • Access to the same type of service, independently of the channel Our team is obstinate in delighting clients... Robust innovation ecosystem based on clients needs ... and always pursue sustainable growth Broad coverage in measuring business NPS, as well as the experience of our products and services Structured feedback process focused on the evolution of our products and services Our clients' satisfaction is reflected in the high level of NPS from our digital application solutions ... that's why it's so important to listen to our clients Visits that connect leadership and frontliners in the whole country on a remote basis (1) Last 12 months. +145k¹ calls +1,123¹ Meetings between agency employees, aligned with learnings, aiming to improve the client experience +76k¹ Leaders calling to hear direct feedback from clients to understand their needs and potential improvement opportunities Products and Services The most complete product portfolio in the Brazilian financial sector, using data to provide the best offers • Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service 8

We don't have
all the
answers.

Technology drives a new era of experience to our customers


Method
Quality
Speed
Design
Excellence in user experience
Technology
Modernized technology platform
Clients
Products
Proprietary methodologies
Data
Integrated to our work methodology
Hyper personalization
Artificial Intelligence
Efficiency

Conversational generative AI solutions focused on clients

Itaú Intelligence
(Pix on WhatsApp, Wealth Specialist and Itaú Emps)

AI-driven strategy that enhances efficiency and creates hyper-personalized journeys at scale

84%	+	34%
2025 x 2024		2025 x 2024
increase in the volume of generative AI initiatives in use at Itaú		increase in the volume of traditional machine learning models

Methodology composed of integrated disciplines that leverage business competitiveness and the creation of the best experiences

Quality	+	Speed	+	Cost
99%		2,606%		45%
2025 x 2018		2025 x 2018		2025 x 2018
reduction in UX high-impact incidents		increase in technology updates implemented		reduction in the cost of single transactions

Open innovation ecosystem for continuous evolution

Instituto de Ciência e Tecnologia Itaú

CUBO Itaú

9

10 Continuous investment in technology 4Q25 vs 2018 To optimize processes, to automatize activities, and to use data and analytics Ongoing activities and processes reviews to seek efficiency gains Strengthening culture > 2,500 Planned initiatives > 1.8 k We create value in a consistent way + 3x - 40% Solution development investments Infrastructure costs We are organized into multidisciplinary teams in the model of communities/tribes The communities are made of employees from different areas such commercial departments, technology, operations, UX, among others Team-work to understand our clients' needs and to offer what they need when they need them Digital and cultural transformation generates efficiency gains and competitiveness initiatives under implementation > 21k Employees > 2.9k Squads 47.1 44.0 41.2 39.9 39.5 38.8 45.0 42.0 39.1 37.9 37.7 36.9 49.4 43.0 41.4 40.3 40.7 38.9 47.0 40.7 39.1 38.1 38.4 36.9 4Q20 4Q21 4Q22 4Q23 4Q24 4Q25 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Efficiency Ratio in Brazil (%) Quarterly Efficiency Ratio (%) Quarterly Efficiency Ratio in Brazil (%)

11 ... with this, our ESG strategy has evolved! Our ESG Strategy is supported by a solid foundation of governance and conduct, focusing on three pillars of action: Climate transition Improve the resilience of our operations and deliver products and services that support clients in the transition to a low-carbon economy, with a focus on climate adaptation and mitigation. Sustainable finance Promote ESG integration into business strategies, through studies, advocacy, development of sustainable products and services and clients’ engagement, with a focus on opportunities for a sustainable economy. Diversity and development Promote diversity and inclusion, fostering the social and financial development of people and companies in favor of a fairer and more prosperous country Governance and Conduct Our operations are built on a foundation of robust management and business practices. We maintain our operations guided by material issues, ensuring transparency in our reporting to the market and stakeholders.

12 ESG strategic goals (1) Except financed emissions (category 15) and commuting (category 7). (2) Baseline: 2023. Commitment Net Zero by 2050 We are committed to becoming a carbon neutral bank by 2050 Reduce 50% Our operational emissions (Scopes 1, 2 and 3¹) by 2030² GHG emissions Carbon- intensive sectors Set targets and report progress in decarbonising priority carbon-intensive sectors to bring our portfolio into line with scenarios that limit climate change to 1.5°C Financed emissions With value propositions to drive businesses that contribute to the reduction of Greenhouse Gas (GHG) emissions and with increasingly efficient models in risk mitigation. We want to be the bank of climate transition for our clients

13 Women 53.9% of employees by the end of 2024 Black 28.9% of employees by the end of 2024 Leadership positions Goal: 35% to 40% Location 96.7% employees in Brazil 3.3% in International units Hiring flow Goal: >50% Full time employees¹ Goal: 27% to 30% Hiring flow Goal: >40% A diverse team is essential to better understand and serve our clients Note: The indicators are included in our ESG Report 2024 and refer to December 2024. (1) Does not include apprentices and interns. (2) Considers Itaú Unibanco S.A. operations. (3) Based on self-declaration in the Diversity Census. ESG strategic goals for 2025 35.7% in 2024 52.3% in 2024 28.9% in 2024 39.1% in 2024 Workforce diversity profile in 2024 Other 5.1% people with disabilities² 13% LGBT+³ Gender Age 33.6% Under 30 years old 60.4% Between 30 and 50 years old 6.0% Over 50 years old Race Retention 50.1% at Itaú Unibanco for more than 5 years 30.9% for more than 10 years

14 Financing in sectors with a positive impact of R$1 trillion by the end of 2030 Direct to lending and financing for the sustainable economy from 2020¹. (1) As of Jan/2025, new accounting criteria in line with advances in the sustainable finance taxonomy are considered. R$551 bn of total resources directed between Jan/20 and Nov/25 2020 2021 2022 2023 2024 2025 R$1 trillion Volume of resources in sustainable finance The sustainability of our performance is reinforced by our commitments to positive impact... ESG strategic goals

15 ... and by the focus in sustainable value creation Average Cost of CapitalROE Recurring Managerial Result Value Creation Cost of Capital R$ bilhões 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Increase of 12% in value creation 2025 x 2024

We are
driven by
results.

We have been presenting higher revenue with a cost discipline...

Clients NII

4Q25
BRL30.9 bn

^ 1.5% 4Q25 vs. 3Q25
^ 8.6% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
19.9	24.2	26.3	28.5

Market NII

4Q25
BRL0.6 bn

v 33.9% 4Q25 vs. 3Q25
v 34.0% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
1.3	0.7	0.8	0.9

Cost of Credit

4Q25
BRL9.4 bn

^ 2.8% 4Q25 vs. 3Q25
^ 8.7% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
6.2	9.8	9.2	8.6

Commissions and insurance

4Q25
BRL15.6 bn

^ 5.9% 4Q25 vs. 3Q25
^ 9.1% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
11.9	12.5	13.5	14.3

Non-interest expenses

4Q25
BRL17.3 bn

^ 1.0% 4Q25 vs. 3Q25
^ 3.7% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
13.4	14.6	15.3	16.7

Recurring managerial result

4Q25
BRL12.3 bn

^ 3.7% 4Q25 vs. 3Q25
^ 13.2% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
7.2	7.7	9.4	10.9

Note: The 2025 results consider the application of Resolution 4,966.

16

We are
driven by
results.

...without overlooking risk management

Credit Portfolio[1]

Dec-25: BRL 1,491 bn

- ^ **6.3 %** Dec-25 vs. Sep-25
- ^ **6.0 %** Dec-25 vs Dec-24

(BRL billion)

Dec-21	Dec-22	Dec-23	Dec-24
1,027	1,141	1,176	1,406

90 days NPL including securities

Dec-25[2]: 1.9%

- — **0.0 p.p.** Dec-25 vs. Sep-25
- ⌄ **0.1 p.p.** Dec-25 vs Dec-24

(%)

Dec-21	Dec-22	Dec-23	Dec-24
2.5	2.9	2.8	2.0

Tier I capital ratio

Dec-25: 13.8%

- ⌄ **1.0 p.p.** Dec-25 vs. Sep-25
- ⌄ **1.2 p.p.** Dec-25 vs Dec-24

(%)

Dec-21	Dec-22	Dec-23	Dec-24
13.0	13.5	15.2	15.0

Funding[3]

Dec-25: BRL1,702 bn

- ^ **8.3 %** Dec-25 vs. Sep-25
- ^ **9.3 %** Dec-25 vs Dec-24

(BRL billion)

Dec-21	Dec-22	Dec-23	Dec-24
1,121	1,251	1,346	1,557

LCR[4]

Dec-25: 215.0%

- ⌄ **3.7 p.p.** Dec-25 vs. Sep-25
- ⌄ **6.3 p.p.** Dec-25 vs Dec-24

(%)

Dec-21	Dec-22	Dec-23	Dec-24
159	164	192	221

NSFR[5]

Dec-25: 124.8%

- ^ **1.5 p.p.** Dec-25 vs. Sep-25
- ^ **2.8 p.p.** Dec-25 vs Dec-24

(%)

Dec-21	Dec-22	Dec-23	Dec-24
121	125	127	122

(1) Includes financial guarantees provided and private bonds; (2) Starting on 4Q24, 90 days NPL includes securities. Excluding the effect of credit sales (more details in the report "Management analysis of the operation and complete financial statements 4Q25"); (3) Deposits + Debentures + TVM Obligations + Loans and Transfers; From 4Q25, Repurchase Agreements involving third-party securities were incorporated. For better comparability, historical data has been reclassified. (4) LCR - Liquidity Coverage Ratio; (5) NSFR - Net Stable Funding Ratio.

17

18 One Itaú - one of the main levers in the short term to intensify relationships with our clients Individuals - More engagement and principality Insurance More than 20 products and services offered at our open platform and more than 15 partners Potential growth in the sector and increase penetration in our individual and corporate client base throughout own and third-party products Continue growing with leadership in the large corporate business in both credit and capital market solutions CorporateItaú Shop Exploring possible growth paths in different businesses Corporate development – guarantee the most complete portfolio of products and services Beyond banking - Solutions platform that goes beyond the banking needs of our clients Corporate - Strength of client relationship Increase of client base, mainly for lower-revenue clients, through a new commercial proposal focused on delivering a digital operation with a specific value offer (Itaú Emps)

We are
driven by
results.

Income statement base for 2026 guidance

Changes in managerial classifications and the consolidation of Avenue's[1] results.

Base for Guidance 2026 spreadsheet – Click here

In R$ billion	2025 as reported	Reclassifications	Avenue	2025 Adjusted
Financial Margin with Clients	121.1	2.8	0.1	124.1
Financial margin with the market	3.3	-	-	3.3
Cost of credit	(36.6)	(1.5)	-	(38.1)
Commissions and Insurance Results[2]	58.3	(2.8)	0.3	55.8
Non-interest expenses	(66.8)	1.7	(0.5)	(65.6)
Tax expenses and other	(10.8)	(0.1)	(0.0)	(10.9)
Income before tax and minority interests	**68.6**	**0.1**	**(0.0)**	**68.6**
Income before tax and minority interests	(20.4)	(0.1)	0.0	(20.5)
Minority interests in subsidiaries	(1.3)	-	0.0	(1.3)
Recurring managerial result	**46.8**	**-**	**-**	**46.8**

Main reclassifications[3]:

- Expenses related to card network fee:
  From Non-interest Expenses to Commissions
- Net margin from receivables discounting and cost of funding of automatic receivables discounting of the acquiring business:
  From Financial Margin with Clients to Commissions
- Discount on loans in arrears up to 90 days overdue:
  From Financial Margin with Clients to Cost of Credit

(1) The consolidation of Avenue's results will occur in 1Q26, as a consequence of the acquisition of control occurred in January-26. (2) Insurance results represents the income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. (3) Main reclassifications represent approximately 90% of total reclassifications.

19

2026 Guidance Total credit portfolio¹ Credit portfolio - Brazil Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate 2026 Guidance 2026 Guidance uses the Adjusted Income Statement (income statement base for guidance) as the starting point Growth between 5.5% and 9.5% Growth between 6.5% and 10.5% Between 29.5% and 32.5% Growth between 1.5% and 5.5% Growth between 5.0% and 9.0% Between R$38.5 bn and R$43.5 bn Between R$2.5 bn and R$5.5 bn Growth between 5.0% and 9.0% (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. 20

21 (11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/relacoes-com-investidores/en/ Investor Relations

Announcement to the Market Attachment 02

São Paulo, February 5th, 2026

2 19.3% 20.3% 21.0% 22.2% 23.4% 44.0% 41.2% 39.9% 39.5% 38.8% 17.5 20.6 23.3 24.8 28.3 9.3 10.2 12.3 16.6 18.5 26.9 30.8 35.6 41.4 46.8 2021 2022 2023 2024 2025 Structural evolution ROE Efficiency R$ billion (1) Figures before taxes. Includes shares repurchase of R$3 billion, related to 2024 results distribution. 2x +Value Creation 2021→ 2025 Managerial recurring results Value creation Cost of capital Results distribution¹ 2021→ 2025 >>> Accumulated payout¹ 57.9%R$105.0 billion 40% credit portfolio growth | 2021→ 2025 Customer centricity Cultural and digital transformation Risk management culture Capital allocation discipline and focus on value creation Technological platform and data architecture modernization Cost and efficiency strategic management

Itaú in 2025

Satisfaction

EMPLOYEES
eNPS in excellence zone **83 points**

CLIENTS
Consolidated NPS at all-time high
Record in medium and high-income segments

INVESTORS
Extel: **1st place in** all categories of the executive team ranking for the 2nd consecutive year

Technology

QUALITY
99% reduction on high-impact incidents

SPEED
2,606% increase in tech deployments

SCALABILITY
45% reduction in transactional unit cost

Retail

Individuals

15 million clients migrated to the Super App

with **80** NPS points of satisfaction

- 12 new releases with a **4-5x faster speed:**
  - Pix in WhatsApp
  - 'Piggy bank' (Cofrinhos)
  - Credit limits management
  - Investment as collateral for credit cards
- **Leadership in the new private sector payroll loans**
- **Further digitalization of client base** driving footprint optimization
- **Insurance: 130% increase in recurring results** from 2021 to 2025

Companies

R$1 trillion Acquiring transaction[1] volume in2025

- Market leader in Credit, Acquiring and Payments and Collection
- Itaú Emps launch

Wholesale

Investment banking leadership
DCM highlights

1st place in fixed income volume and distribution ranking[2]

R$124 billion >> **26%** market share **in volume origination**

- **Creation of the infrastructure and energy segment**, with dedicated teams
- **Leadership in Eco Invest Brazil** Highest fundraising among banks, enabling R$12 billion in investments
- **Leadership in BNDES[4] loans, FX, Derivatives, and supplier finance**
- For the 2nd consecutive year, **leadership in II Extel Brasil and winner in II Extel Latam**

WMS

Asset under Management and Administration[3] **R$4.1 trillion**

Open platform **R$422 bn** +15% YoY

3x top line expansion in the retail brokerage business since 2022

(1) In credit and debit cards. (2) Source Anbima, 11M2025 YTD.(3) Assets under management and administration, including fiduciary administration and custody. (4) BNDES: Brazilian National Development Bank. Note: Technology performance, comparison between 2018 x 2025.

3

4(1) Considering the Common Equity Tier I (CET I) at 11.5%, in 4Q25 the consolidated recurring managerial return would have been 25.4% in the Consolidated and 27.3% in Brazil. 24.4% Credit Portfolio Recurring Managerial Result R$12.3 billion 3.7% vs. 3Q25 Dec-25 Recurring Managerial ROE¹ Efficiency Ratio 4Q25 4Q25 26.0%Brazil Consolidated 1.1 p.p. vs 3Q25 1.8 p.p. vs 3Q25 4Q25 13.2% vs. 4Q24 2.3 p.p. vs 4Q24 2.6 p.p. vs 4Q24 Financial Margin with Clients 4Q25 1.5% vs 3Q25 8.6% vs 4Q24 Highlights R$30.9 billion 38.9% 36.9%Brazil Consolidated 0.6 p.p. vs 3Q25 0.8 p.p. vs 3Q25 1.8 p.p. vs 4Q24 1.5 p.p. vs 4Q24 R$1,490.8 billion Ex-fx variation Consolidated 6.3% vs Sep-25 4.5% vs Sep-25 6.0% vs Dec-24 7.3% vs Dec-24 Commissions and Insurance 5.9% vs 3Q25 9.1% vs 4Q24 R$15.6 billion 4Q25

Credit portfolio

in R$ billion

	Dec-25	Sep-25	Δ	Dec-24	Δ
Individuals	474.3	456.4	3.9%	444.8	6.6%
Credit card loans	153.5	142.2	8.0%	142.2	8.0%
Personal loans	67.4	68.4	-1.4%	65.9	2.2%
Payroll loans	75.3	72.4	4.0%	74.4	1.2%
Auto loans	36.3	36.3	-0.1%	36.5	-0.6%
Mortgage	141.7	137.1	3.4%	125.7	12.8%
Very small, small and middle market loans	303.1	278.4	8.8%	278.8	8.7%
Corporate loans	455.9	437.7	4.1%	433.2	5.2%
Total Brazil	**1,233.2**	**1,172.5**	**5.2%**	**1,156.8**	**6.6%**
Latin America	257.6	229.5	12.2%	249.6	3.2%
Total[1]	**1,490.8**	**1,402.0**	**6.3%**	**1,406.4**	**6.0%**
Total (ex-fx variation)	**1,490.8**	**1,426.7**	**4.5%**	**1,388.8**	**7.3%**
Very small, small and middle market loans	303.1	280.0	8.2%	272.9	11.0%
Corporate loans	455.9	440.1	3.6%	424.9	7.3%
Latin America	257.6	250.1	3.0%	246.3	4.6%

Credit cards Average balance	Dec-25 x Sep-25	Dec-25 x Dec-24
Transactor	^ 4.3%	^ 7.7%
Financed	^ 1.6%	^ 9.7%

Payroll loans	Dec-25 x Sep-25	Dec-25 x Dec-24
Private sector	^ 27.5%	^ 35.9%

Largest private bank in Mortgage

R$33 billion Origination in 2025 + 9% YoY >>> **50%** market share Among private banks[2]

SMEs	Dec-25 x Sep-25	Dec-25 x Dec-24
Small companies	^ 6.4%	^ 19.2%
Middle mkt companies	^ 12.0%	^ 1.3%

Very Small, Small and Middle mkt companies	Dec-25 x Sep-25	Dec-25 x Dec-24
Government facilities	^ 10.0%	^ 64.5%

Note: in the first quarter of 2025, the agribusiness portfolio was reclassified according to the size of the companies and the following products were included: FIDC, exposures to financial institutions and the operations of our agribusiness trading company. For comparability purpose, the historical data was adjusted. (1) Includes private securities and financial guarantees provided. (2) Origination in 2025.

5

6 Annualized average margin Brazil Annualized average margin consolidated Financial margin with clients ¹ 2 ¹ 3 R$0.5 bn (+1.5%) R$13.1 bn (+12.1%) 2025 x 2024 in R$ billion Margin with clients Risk-adjusted margin with clients (1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and structured wholesale operations and acquiring financial margin. 30.5 26.6  27.0 30.9 -3.9 -0.3 -0.1 -0.04  0.5 0.3 4.0 3Q25 Working capital and others 3Q25 Spread-sensitive operations 3Q25 Average Volume Product Mix Spreads and liabilities' margin Calendar and working days Latin America and others Spread-sensitive operations 4Q25 Working capital and others 4Q25 4Q25 9.3% 9.8% 10.0% 9.8% 9.7% 6.3% 6.6% 6.9% 6.7% 6.6% 4Q24 1Q25 2Q25 3Q25 4Q25 8.6% 9.0% 9.2% 9.0% 8.9% 5.9% 6.1% 6.3% 6.2% 6.1% 4Q24 1Q25 2Q25 3Q25 4Q25

7 ‘‘ Financial margin with the market 0.5 1.0 5.4 4.8 -1.4 -2.5 4.4 3.3 2024 2025 0.1 0.2 0.2 0.3 0.2 1.3 1.2 1.3 1.3 1.1 0.9 0.9 0.9 0.9 0.6 -0.5 -0.5 -0.6 -0.7 -0.7 4Q24 1Q25 2Q25 3Q25 4Q25 Brazil Latin America Capital index hedge in R$ billion

Commissions, fees and result from insurance

in R$ billion

	4Q25	3Q25	Δ	4Q24	Δ	2025	2024	Δ
Card issuance	3.5	3.3	4.7%	3.3	5.1%	13.4	12.7	5.1%
Current account for individuals	0.7	0.7	-2.9%	0.9	-19.7%	3.0	3.6	-16.8%
Credit operations and guarantees issued	0.6	0.6	-0.2%	0.8	-17.5%	2.5	2.8	-11.2%
Payments and collections[1]	2.6	2.5	5.3%	2.4	8.5%	9.9	9.3	6.7%
Asset management[2]	2.1	1.9	14.2%	1.8	17.6%	7.6	6.7	14.2%
Advisory services and brokerage	1.4	1.2	17.1%	1.1	27.7%	4.6	4.9	-4.8%
Other Brazil	0.5	0.5	-1.5%	0.4	18.4%	1.8	1.5	19.4%
Latin America	1.1	1.0	6.7%	1.0	8.4%	4.1	3.6	11.6%
Commissions and fees	**12.6**	**11.8**	**6.9%**	**11.7**	**7.4%**	**46.9**	**45.1**	**3.9%**
Insurance, pension plans and premium bonds[3]	**3.0**	**3.0**	**1.9%**	**2.6**	**16.7%**	**11.4**	**9.8**	**17.0%**
Commissions and insurance	**15.6**	**14.7**	**5.9%**	**14.3**	**9.1%**	**58.3**	**54.9**	**6.3%**

Acquiring – Transaction volume

	4Q25 x 3Q25	4Q25 x 4Q24
R$301 billion	^ 16.8%	^ 22.8%

Assets under Management (2025 x 2024)

Assets under management and administration[4]
R$4.1 trillion ^ 17.4%

Net inflow in 2025
R$ 156 billion ^ 49.0%

DCM[5] leadership in 2025

26% market share

R$124 bn Originated volume

Insurance[6] (2025 x 2024)

	2025 x 2024
Earned premiums	^ 13.1%
Recurring results	^ 20.4%

(1) As of the first quarter of 2025, revenues from acquiring services, in addition to revenues from current account services for companies and PIX (instant payment system), were consolidated in the payments and collections line (previously collection services). For comparison purposes, past figures were reclassified. (2) Includes fund management fees and "consórcio" management fees; (3) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (4) Assets under management and administration includes fiduciary management and custody. (5) Source: Anbima, eleven-month 2025 origination. (6) Insurance activities include bancassurance products related to life, property, credit life and third-party policies.

8

9 2.0% 1.9% 1.9% 1.9% 1.9% 2.1% 2.0% 2.0% 2.0% 2.0% 1.3% 1.4% 1.4% 1.3% 1.2% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 1.6% 1.8% 1.7% 2.0% 1.6% 1.5% 1.7% 1.6% 1.9% 1.5% 2.3% 2.2% 2.3% 2.2% 2.1% 1.7% 1.6% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 3.8% 3.6% 3.6% 3.6% 3.6% 1.7% 1.6% 1.6% 1.7% 1.8% 0.13% 0.10% 0.08% 0.11% 0.08% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 15 - 90 days NPL - % Consolidated +0.9 p.p. Credit quality 90 days NPL- % Brazil Consolidated Brazil (1) No quarto trimestre de 2025, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de dezembro/25 e em atraso acima de 90 dias no valor de R$ 3,3 bilhões do segmento de grandes empresas. 2.8% 3.1% 3.0% 3.0% 2.7% 1.2% 1.2% 1.2% 1.3% 1.3% 0.02% 0.09% 0.05% 1.0% 0.03%0.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Impact of sale of assets¹ ex- impact of specific corporate client ex- impact of specific corporate client +0.3 p.p. Impact of sale of assets¹ +0.2 p.p. Brazil Total Latin America Individuals Very small, small and middle market companies Corporate (1) In the fourth quarter of 2025, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of December-25 and overdue over 90 days worth R$3.3 billion of the corporate portfolio.

10 55.0% 56.1% 55.8% 55.9% 54.7% 59.8% 61.4% 59.2% 59.6% 59.7% 42.4% 43.1% 43.4% 40.2% 39.4% 55.3% 55.9% 57.1% 57.8% 55.4% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 22.9% 23.7% 24.1% 23.9% 23.3% 24.5% 26.1% 26.5% 26.5% 26.3% 16.9% 16.6% 16.7% 14.5% 14.4% 23.9% 22.9% 23.6% 24.2% 22.5% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Stage 2 portfolio (1) No quarto trimestre de 2024, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de dezembro/24 no valor de R$ 70 milhões do segmento de grandes empresas. +0,02 p.p. Credit quality – Resolution 4,966 ratios Stage 3 portfolio Stage 3 coverageStage 2 coverage 4.1% 4.3% 4.2% 4.1% 4.0% 7.7% 8.0% 7.8% 7.6% 7.4% 4.6% 4.6% 4.6% 4.4% 4.1% 1.7% 1.8% 1.8% 1.9% 1.9% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 4.4% 4.4% 4.3% 4.2% 3.9% 6.0% 5.8% 5.9% 5.8% 5.8% 4.2% 4.3% 4.2% 4.0% 3.8% 3.5% 3.5% 3.3% 3.3% 2.7% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Individuals Total Latin America Companies

11 40.1 38.8 38.4 35.1 23.7 22.6 22.0 18.3 Mar-25 Jun-25 Sep-25 Dec-25 34.5 36.6 2024 2025 Annualized cost of credit / Loan portfolio² - (%) Cost of credit¹ (in R$ billion) Renegotiated portfolio (Credit and securities) (in R$ billion) Quality and cost of credit Renegotiated portfolio/ Total portfolio³ - (%) 2.5% 2.6% 2.6% 2.6% 2.6% 2.7% 2.6% 3.2% 3.1% 3.0% 2.6% Renegotiated Restructured (1) Expected loss expenses + recovery of loans + discounts granted. (2) cost of credit over the average portfolio, that includes FIDC, exposures to financial institutions and the operations by our agribusiness trading company. (3) Loan portfolio balance ex- financial guarantees provided. 8.6 9.0 9.1 9.1 9.4 4Q24 1Q25 2Q25 3Q25 4Q25

12 ‘‘ BrazilConsolidated Efficiency ratio Non-interest expenses 12 Employees # t o ta l in B ra z il Branches¹ # in thousand (1) Brick and mortar and cliente service branches In R$ billion Latin America BrazilBrazil (ex-Technology) Technology - Brazil 45.5% 47.1% 44.0% 41.2% 39.9% 39.5% 38.8% 43.9% 45.0% 42.0% 39.1% 37.9% 37.7% 36.9% 2019 2020 2021 2022 2023 2024 2025 Consolidated International units Scalable Reference100 100 98 94 98 2024 2025 2026 (E) Consolidated Brazil Efficiency ratio by type of business (base 100)Efficiency ratio (%) ‘‘ 4Q25 3Q25 D 4Q24 D 2025 2024 D Commercial and administrative (personnel) (6.4) (6.3) 1.5% (6.2) 3.6% (24.7) (23.6) 4.6% Transactional (personnel, operations and services) (4.5) (4.5) 1.4% (4.2) 7.6% (17.4) (16.2) 7.5% Technology (personnel and infrastructure) (3.0) (3.1) -2.9% (2.7) 12.5% (11.7) (9.9) 18.2% Other (1.0) (1.0) 0.4% (1.2) -13.9% (3.9) (3.9) -1.2% Total - Brazil (15.0) (14.9) 0.5% (14.3) 5.1% (57.7) (53.6) 7.6% Latin America (2.3) (2.2) 4.7% (2.4) -4.2% (9.1) (8.5) 7.0% Non-interest expenses (17.3) (17.2) 1.0% (16.7) 3.7% (66.8) (62.1) 7.5%

13 Dec-24 Tier I capital proforma Net income Dec-25 Tier I capital + 3.3% AT1 + 0.2% 1.5% 12.3% . Capital Risk weighted assets1 - 0.8% 13.8% Common Equity Tier I (CET I) Additional Tier I (AT1) Dividends and interest on own capital - 2.5% Interest on own capital and dividends distribution - fiscal year 2025 72.0% Payout² (1) Includes Prudential and equity adjustments. (2) In 2025, net distribution amounted to R$31,7 billion, resulting in a net payout of 67.6%. 12.3% 1.3% 13.6% Before taxes, in R$ billion Interest on own capital - paid and provisioned 9.7 Additional dividends and interest on own capital 24.0 Total 33.7

14 Total credit portfolio¹ Financial margin with clients Financial margin with the market Cost of credit² Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate 6.0% 12.1% R$3.3 billion R$36.6 billion 6.3% 7.5% 29.7% Actual 28.5% 30.5% 5.5% 8.5% 4.5% 8.5% 11.0% 14.0% 4.0% 7.0% R$3.0 bn R$3.5 bn R$34.5 bn R$38.5 bn Guidance (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. 2025 Guidance

15 2026 Perspectives

Income statement base for 2026 guidance

Changes in managerial classifications and the consolidation of Avenue's[1] results.

Base for Guidance 2026 spreadsheet – Click here

In R$ billion	2025 as reported	Reclassifications	Avenue	2025 Adjusted
Financial Margin with Clients	121.1	2.8	0.1	124.1
Financial margin with the market	3.3	-	-	3.3
Cost of credit	(36.6)	(1.5)	-	(38.1)
Commissions and Insurance Results [2]	58.3	(2.8)	0.3	55.8
Non-interest expenses	(66.8)	1.7	(0.5)	(65.6)
Tax expenses and other	(10.8)	(0.1)	(0.0)	(10.9)
Income before tax and minority interests	**68.6**	**0.1**	**(0.0)**	**68.6**
Income before tax and minority interests	(20.4)	(0.1)	0.0	(20.5)
Minority interests in subsidiaries	(1.3)	-	0.0	(1.3)
Recurring managerial result	**46.8**	**-**	**-**	**46.8**

Main reclassifications[3]:

- Expenses related to card network fee:
  From Non-interest Expenses to Commissions
- Net margin from receivables discounting and cost of funding of automatic receivables discounting of the acquiring business:
  From Financial Margin with Clients to Commissions
- Discount on loans in arrears up to 90 days overdue:
  From Financial Margin with Clients to Cost of Credit

(1) The consolidation of Avenue's results will occur in 1Q26, as a consequence of the acquisition of control occurred in January-26. (2) Insurance results represents the income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. (3) Main reclassifications represent approximately 90% of total reclassifications.

16

17 Corporativo | Interno 2025 2.3% 15.00% 4.3% 5.4% 1.9% 12.75% 4.0% 5.7% 2026e GDP –Brazil1 SELIC (end of year) Unemployment2 Inflation (IPCA) BRL/Dollar³ 5.47 5.50 Macroeconomic outlook (1) Estimated GDP 2025; (2) measured by PNAD Contínua (IBGE), end of year, seasonally adjusted; (3) end of year.

18 2026 Guidance Total credit portfolio¹ Credit portfolio - Brazil Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate 2026 Guidance 2026 Guidance uses the Adjusted Income Statement (income statement base for guidance) as the starting point Growth between 5.5% and 9.5% Growth between 6.5% and 10.5% Between 29.5% and 32.5% Growth between 1.5% and 5.5% Growth between 5.0% and 9.0% Between R$38.5 bn and R$43.5 bn Between R$2.5 bn and R$5.5 bn Growth between 5.0% and 9.0% (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

São Paulo, February 5th, 2026

20 Additional information

Results

In R$ million	4Q25	3Q25	Δ	4Q24	Δ	2025	2024	Δ
Operating Revenues	**47,560**	**46,567**	**2.1%**	**44,098**	**7.9%**	**184,393**	**168,956**	**9.1%**
Managerial Financial Margin	31,527	31,382	0.5%	29,388	7.3%	124,408	112,445	10.6%
Financial Margin with Clients	30,930	30,479	1.5%	28,484	8.6%	121,128	108,024	12.1%
Financial Margin with the Market	597	902	-33.9%	904	-34.0%	3,280	4,421	-25.8%
Commissions and Fees	12,560	11,755	6.9%	11,697	7.4%	46,891	45,110	3.9%
Revenues from Insurance [1]	3,473	3,430	1.2%	3,013	15.3%	13,093	11,401	14.8%
Cost of Credit	**(9,397)**	**(9,145)**	**2.8%**	**(8,643)**	**8.7%**	**(36,611)**	**(34,493)**	**6.1%**
Expected Loss Expenses	(10,031)	(9,780)	2.6%	(9,562)	4.9%	(38,969)	(37,212)	4.7%
Discounts Granted	(882)	(714)	23.6%	(615)	43.4%	(3,018)	(2,449)	23.2%
Recovery of Loans Written Off as Losses	1,516	1,348	12.4%	1,534	-1.2%	5,376	5,167	4.0%
Retained Claims	**(435)**	**(449)**	**-3.2%**	**(400)**	**8.5%**	**(1,658)**	**(1,615)**	**2.6%**
Other Operating Expenses	**(19,948)**	**(19,858)**	**0.5%**	**(19,368)**	**3.0%**	**(77,555)**	**(72,340)**	**7.2%**
Non-interest Expenses	(17,324)	(17,150)	1.0%	(16,707)	3.7%	(66,762)	(62,108)	7.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,619)	(2,703)	-3.1%	(2,647)	-1.1%	(10,771)	(10,203)	5.6%
Insurance Selling Expenses	(5)	(5)	0.5%	(14)	-65.1%	(22)	(30)	-27.2%
Income before Tax and Minority Interests	**17,781**	**17,116**	**3.9%**	**15,687**	**13.3%**	**68,569**	**60,507**	**13.3%**
Income Tax and Social Contribution	**(5,046)**	**(4,940)**	**2.2%**	**(4,475)**	**12.8%**	**(20,396)**	**(17,863)**	**14.2%**
Minority Interests in Subsidiaries	**(417)**	**(300)**	**39.2%**	**(328)**	**27.3%**	**(1,343)**	**(1,241)**	**8.2%**
Recurring Managerial Result	**12,317**	**11,876**	**3.7%**	**10,884**	**13.2%**	**46,830**	**41,403**	**13.1%**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

21

Business model

In R$ billion	2025 Total	2025 Credit	2025 Trading	2025 Insurance & services	2025 Excess capital	2024 Total	2024 Credit	2024 Trading	2024 Insurance & services	2024 Excess capital	Δ (2025 x 2024) Total	Δ Credit	Δ Trading	Δ Insurance & services	Δ Excess capital
Operating revenues	**184.4**	**101.6**	**3.6**	**76.6**	**2.7**	**169.0**	**93.2**	**3.4**	**70.5**	**1.9**	**15.4**	**8.4**	**0.2**	**6.1**	**0.7**
Managerial financial margin	124.4	84.4	3.5	33.8	2.7	112.4	76.2	3.4	30.9	1.9	12.0	8.2	0.2	2.9	0.7
Commissions and fees	46.9	17.2	-	29.7	-	45.1	16.9	-	28.2	-	1.8	0.2	-	1.5	-
Revenues from insurance [1]	13.1	-	-	13.1	-	11.4	-	-	11.4	-	1.7	-	-	1.7	-
Cost of credit	**(36.6)**	**(36.6)**	**-**	**-**	**-**	**(34.5)**	**(34.5)**	**-**	**-**	**-**	**(2.1)**	**(2.1)**	**-**	**-**	**-**
Retained claims	**(1.7)**	**-**	**-**	**(1.7)**	**-**	**(1.6)**	**-**	**-**	**(1.6)**	**-**	**(0.0)**	**-**	**-**	**(0.0)**	**-**
Non-interest expenses and other[2]	**(78.9)**	**(41.4)**	**(1.0)**	**(36.4)**	**(0.1)**	**(73.6)**	**(38.2)**	**(1.0)**	**(34.2)**	**(0.1)**	**(5.3)**	**(3.2)**	**0.0**	**(2.2)**	**0.0**
Recurring managerial result	**46.8**	**17.3**	**1.6**	**25.7**	**2.2**	**41.4**	**13.8**	**1.4**	**24.5**	**1.6**	**5.4**	**3.5**	**0.2**	**1.2**	**0.6**
Average regulatory capital	**200.2**	**121.3**	**6.0**	**50.9**	**22.1**	**186.9**	**109.0**	**4.7**	**49.2**	**24.1**	**13.3**	**12.3**	**1.2**	**1.7**	**(2.0)**
Value creation	**18.5**	**0.7**	**0.8**	**18.0**	**(0.9)**	**16.6**	**(0.3)**	**0.8**	**17.6**	**(1.6)**	**1.9**	**0.9**	**(0.0)**	**0.4**	**0.7**
Recurring managerial ROE	**23.4%**	**14.3%**	**27.1%**	**50.6%**	**9.9%**	**22.2%**	**12.7%**	**30.5%**	**49.9%**	**6.7%**	**1.3 p.p.**	**1.6 p.p.**	**-3.3 p.p.**	**0.6 p.p.**	**3.3 p.p.**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

22

São Paulo, February 5th, 2026

Announcement to the Market Attachment 03

Institutional Presentation

2

3

• • • • •• • Click Here for more Info

5 Individuals Corporate

A gente trabalha para o cliente

7

• • • 8

We don't have all the answers.

Technology drives a new era of experience to our customers



Method
Quality
Speed
Design
Excellence in user experience
Technology
Modernized technology platform
Clients
Products
Proprietary methodologies
Data
Integrated to our work methodology
Hyper personalization
Artificial Intelligence
Efficiency

Conversational generative AI solutions focused on clients

Itaú Intelligence
(Pix on WhatsApp, Wealth Specialist and Itaú Emps)

AI-driven strategy that enhances efficiency and creates hyper-personalized journeys at scale

84% (2025 x 2024) increase in the volume of generative AI initiatives in use at Itaú

\+

34% (2025 x 2024) increase in the volume of traditional machine learning models

Methodology composed of integrated disciplines that leverage business competitiveness and the creation of the best experiences

Quality
99% (2025 x 2018) reduction in UX high-impact incidents

\+

Speed
2,606% (2025 x 2018) increase in technology updates implemented

\+

Cost
45% (2025 x 2018) reduction in the cost of single transactions

Open innovation ecosystem for continuous evolution

Instituto de Ciência e Tecnologia Itaú

CUBO Itaú

9

> 1.8 k initiatives under implementation 10 > 21k Employees > 2.9k Squads 47.1 44.0 41.2 39.9 39.5 38.8 45.0 42.0 39.1 37.9 37.7 36.9 49.4 43.0 41.4 40.3 40.7 38.9 47.0 40.7 39.1 38.1 38.4 36.9 4Q20 4Q21 4Q22 4Q23 4Q24 4Q25 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Efficiency Ratio in Brazil (%) Quarterly Efficiency Ratio (%) Quarterly Efficiency Ratio in Brazil (%)

Climate transition Sustainable finance Diversity and development Governance and Conduct

ESG strategic goals Commitment Net Zero by 2050 We are committed to becoming a carbon neutral bank by 2050 Reduce 50% Our operational emissions (Scopes 1, 2 and 3¹) by 2030² Carbon- intensive sectors Set targets and report progress in decarbonising priority carbon-intensive sectors to bring our portfolio into line with scenarios that limit climate change to 1.5°C

Women 53.9% of employees by the end of 2024 Black 28.9% of employees by the end of 2024 Leadership positions Goal: 35% to 40% Location 96.7% employees in Brazil 3.3% in International units Hiring flow Goal: >50% Full time employees¹ Goal: 27% to 30% Hiring flow Goal: >40% ESG strategic goals for 2025 35.7% in 2024 52.3% in 2024 28.9% in 2024 39.1% in 2024 Workforce diversity profile in 2024 Other 5.1% people with disabilities² 13% LGBT+³ Gender Age 33.6% Under 30 years old 60.4% Between 30 and 50 years old 6.0% Over 50 years old Retention 50.1% at Itaú Unibanco for more than 5 years 30.9% for more than 10 years of R$1 trillion by the end of 2030 Direct to lending and financing for the sustainable economy from 2020¹. R$551 bn of total resources directed between Jan/20 and Nov/25 2020 2021 2022 2023 2024 2025 R$1 trillion Volume of resources in sustainable finance ESG strategic goals

12.3 15.3 15.6 17.7 16.7 16.5 15.6 15.9 17.5 20.6 23.3 24.8 28.33.5 5.3 8.2 4.4 8.2 9.2 12.8 2.6 9.3 10.2 12.3 16.6 18.5 15.8 20.6 23.8 22.1 24.9 25.7 28.4 18.5 26.9 30.8 35.6 41.4 46.8

We are driven by results.

We have been presenting higher revenue with a cost discipline...

Clients NII

4Q25 BRL30.9 bn

^ 1.5% 4Q25 vs. 3Q25
^ 8.6% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
19.9	24.2	26.3	28.5

Market NII

4Q25 BRL0.6 bn

v 33.9% 4Q25 vs. 3Q25
v 34.0% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
1.3	0.7	0.8	0.9

Cost of Credit

4Q25 BRL9.4 bn

^ 2.8% 4Q25 vs. 3Q25
^ 8.7% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
6.2	9.8	9.2	8.6

Commissions and insurance

4Q25 BRL15.6 bn

^ 5.9% 4Q25 vs. 3Q25
^ 9.1% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
11.9	12.5	13.5	14.3

Non-interest expenses

4Q25 BRL17.3 bn

^ 1.0% 4Q25 vs. 3Q25
^ 3.7% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
13.4	14.6	15.3	16.7

Recurring managerial result

4Q25 BRL12.3 bn

^ 3.7% 4Q25 vs. 3Q25
^ 13.2% 4Q25 vs. 4Q24

(BRL billion)

4Q21	4Q22	4Q23	4Q24
7.2	7.7	9.4	10.9

Note: The 2025 results consider the application of Resolution 4,966.

16

-21 -22 -23 -24 -21 -22 -23 -24 Dec-21 Dec-22 Dec-23 Dec-24 Dec-21 Dec-22 Dec-23 Dec-24 Dec-21 Dec-22 Dec-23 Dec-24 -21 -22 -23 -24 17

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(1) The consolidation of Avenue’s results will occur in 1Q26, as a consequence of the acquisition of control occurred in January-26. (2) Insurance results represents the income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. (3) Main reclassifications represent approximately 90% of total reclassifications. 2 • • • In R $ billio n 2025 as reported Reclassifications Avenue 2025 Adjusted Financial Margin with Clients 121.1 2.8 0.1 124.1 Financial margin with the market 3.3 - - 3.3 Cost of credit (36.6) (1.5) - (38.1) Commissions and Insurance Results 58.3 (2.8) 0.3 55.8 Non-interest expenses (66.8) 1.7 (0.5) (65.6) Tax expenses and other (10.8) (0.1) (0.0) (10.9) Income before tax and minority interests 68.6 0.1 (0.0) 68.6 Income before tax and minority interests (20.4) (0.1) 0.0 (20.5) Minority interests in subsidiaries (1.3) - 0.0 (1.3) Recurring managerial result 46.8 - - 46.8 Base for Guidance 2026 spreadsheet – Click here

2026 Guidance Total credit portfolio¹ Credit portfolio - Brazil Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate 2026 Guidance uses the Adjusted Income Statement (income statement base for guidance) as the starting point Growth between 5.5% and 9.5% Growth between 6.5% and 10.5% Between 29.5% and 32.5% Growth between 1.5% and 5.5% Growth between 5.0% and 9.0% Between R$38.5 bn and R$43.5 bn Between R$2.5 bn and R$5.5 bn Growth between 5.0% and 9.0% (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

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